Exhibit 99.1

Burning Rock Reports Second Quarter 2020 Financial Results

GUANGZHOU, China, August 11, 2020—Burning Rock Biotech Limited (NASDAQ: BNR, the “Company” or “Burning Rock”), a company focused on the application of next generation sequencing (NGS) technology in the field of precision oncology, today reported financial results for the three months ended June 30, 2020.

Second Quarter 2020 Highlights

•	Revenues of RMB107.0 million (US$15.1 million) for the three months ended June 30, 2020, representing a 26.1% increase over the corresponding period in 2019.

•	Key publications:

•	BENEFIT biomarker study (with AstraZeneca) published in Journal of Thoracic Oncology[1]

•	Blood-based MSI validation published in Journal of Molecular Diagnostics[2]

•	NSCLC liquid-biopsy real-world validation (COMPASS) published in Translational Lung Cancer Research[3]

•	Clinical validation and genetic landscape studies on multiple cancer types including breast cancer,[4] lymphoma,[5] etc.

•

Entered into collaboration with Illumina on developing IVD kit solutions on the NextSeq 550Dx system, building on the two companies’ successful collaboration back in 2015 on the MiSeq Dx system that led to the first NMPA (National Medical Products Administration) approved NGS panel for the China market.

•	Entered into collaboration with CStone Pharmaceuticals (2616.HK) on CDx development for pralsetinib.

•	Progressing on the training and validation of the Company’s 6-cancer test, which builds on the Company’s 3-cancer test demonstrated in January 2020, with improved assay and bioinformatics.

•

Launched the PREDICT (Pan-CanceR Early DetectIon ProjeCT) study, a prospective, multi-center study that is expected to enroll 14,000 patients in China, to develop and validate the Company’s pan-cancer early detection test.

•	Completed initial public offering and concurrent private placement, with an aggregate offering size of US$281.2 million (giving effect to the full exercise of the over-allotment option).

“We appreciate existing and new shareholders’ valuable support towards our IPO in June, the largest IPO by a molecular diagnostics company from China, as we look to leveraging the proceeds raised to catalyze our growth trajectory, “ said Yusheng Han, chairman and chief executive officer of Burning Rock. “Amid sporadic COVID incidents in China during the second quarter, we returned to positive year-over-year revenue growth. We continued our efforts to bring NGS testing capability in-house for hospitals through our decentralized, kit based, in-hospital channel; we also advanced our market leadership position in the central-laboratory channel where samples are sent out to third-party laboratories for testing. For early cancer detection, after four years of internal R&D, we launched the 14,000 patient PREDICT study during the second quarter, the first early detection study in multiple cancer types in China, to further develop and validate our blood-based test.”

Second Quarter 2020 Financial Results

Revenues were RMB107.0 million (US$15.1 million) for the three months ended June 30, 2020, representing a 26.1% increase from RMB84.8 million for the same period in 2019.

•

Revenue generated from central laboratory business was RMB74.6 million (US$10.6 million) for the three months ended June 30, 2020, representing a 17.7% increase from RMB63.4 million for the same period in 2019, primarily attributable to resumed volume growth of the Company’s central laboratory business. This reversed the 37% year-over-year decreasing trend during the first quarter. Number of patients tested in the central laboratory channel increased by 19.9% to 7,252 for the three months ended June 30, 2020 from 6,047 for the same period in 2019.

[1]

Refined Stratification Based on Baseline Concomitant Mutations and Longitudinal circulating tumor DNA Monitoring in Advanced EGFR-mutant Lung Adenocarcinoma under Gefitinib Treatment. Accepted, Journal of Thoracic Oncology.

[2]	Detection of Microsatellite Instability from Circulating Tumor DNA by Targeted Deep Sequencing. Journal of Molecular Diagnostic.
[3]

Circulating tumor DNA clearance predicts prognosis across treatment regimen in a large real-world longitudinally monitored advanced non-small cell lung cancer cohort. Translational Lung Cancer Research.

[4]	Characterizations of Cancer Gene Mutations in Chinese Metastatic Breast Cancer Patients. Frontiers in Oncology.
[5]	Molecular profiling of Chinese R-CHOP treated DLBCL patients: identifying a high-risk subgroup. International Journal of Cancer. Available at: https://pubmed.ncbi.nlm.nih.gov/32399964/.

•

Revenue generated from in-hospital business was RMB27.6 million (US$3.9 million) for the three months ended June 30, 2020, representing a 69.0% increase from RMB16.3 million for the same period in 2019, driven by resumed kit revenue growth of existing contracted hospitals and ramp-up of newly contracted hospitals. This reversed the 36% year-over-year decreasing trend during the first quarter. Number of contracted partner hospitals in the in-hospital channel increased to 24 as of June 30, 2020 from 21 as of March 31, 2020 and 19 as of December 31, 2019.

•

Revenue generated from pharma research and development services was RMB4.8 million (US$0.6 million) for the three months ended June 30, 2020, representing a 6.2% decrease from RMB5.1 million for the same period in 2019.

Cost of revenues was RMB28.6 million (US$4.0 million) for the three months ended June 30, 2020, representing a 25.6% increase from RMB22.8 million for the same period in 2019, which was in line with the Company’s continued business growth.

Gross profit was RMB78.4 million (US$11.1 million) for the three months ended June 30, 2020, representing a 26.3% increase from RMB62.0 million for the same period in 2019. Gross margin was 73.3% for the three months ended June 30, 2020, compared to 73.2% for the same period in 2019.

Operating expenses were RMB151.4 million (US$21.4 million) for the three months ended June 30, 2020, representing a 67.3% increase from RMB90.5 million for the same period in 2019.

•

Research and development expenses were RMB71.2 million (US$10.1 million) for the three months ended June 30, 2020, representing an 103.4% increase from RMB35.0 million for the same period in 2019, primarily due to an increase in share-based compensation expenses for options granted to research and development personnel.

•	Selling and marketing expenses were RMB38.0 million (US$5.4 million) for the three months ended June 30, 2020, representing an 8.8% increase from RMB34.9 million for the same period in 2019.

•

General and administrative expenses were RMB42.2 million (US$5.9 million) for the three months ended June 30, 2020, representing an 105.1% increase from RMB20.6 million for the same period in 2019, primarily due to (i) an increase in staff cost, which was in line with the continued growth of the Company’s business, and (ii) expenses related to the Company’s initial public offering.

Net loss was RMB71.1 million (US$10.1 million), compared to RMB26.0 million for the same period in 2019.

Cash, cash equivalents and restricted cash were RMB2.6 billion (US$363.2 million) as of June 30, 2020.

2020 Financial Guidance

Assuming no significant resurgence of the COVID pandemic in China, Burning Rock expects its full year 2020 revenues to be approximately RMB420 million (US$59.4 million), implying a 28% year-over-year growth in the second half of 2020 compared with the same period in 2019.

Conference Call Information

Burning Rock will host a conference call to discuss the second quarter 2020 financial results at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Hong Kong time) on August 11, 2020.

Details of the conference call are as follows:

International:	+65 67135090
U.S.:	18665194004
U.K.:	08082346646
Hong Kong:	+852 30186771
China Mobile:	4006208038
China Landline:	8008190121
Conference ID:	4765946

A replay of the conference call will be available for two weeks (dial-in number: +61 2 8199 0299; same conference ID as shown above).

About Burning Rock

Burning Rock Biotech Limited (NASDAQ: BNR), whose mission is to Guard Life via Science, focuses on the application of next generation sequencing (NGS) technology in the field of precision oncology. Its business consists of i) NGS-based therapy selection testing for late-stage cancer patients, with the leading market share in China and over 185,000 tissue and liquid-based tests completed cumulatively, and ii) NGS-based cancer early detection, which has moved beyond proof-of-concept R&D into the clinical validation stage.

For more information about Burning Rock, please visit: www.brbiotech.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Burning Rock may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Burning Rock’s beliefs and expectations, are forward-looking statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Burning Rock’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. All information provided in this press release is as of the date of this press release, and Burning Rock does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Selected Operating Data

	Three months ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020
Central Laboratory Channel:
Number of patients tested	5,336	6,047	6,769	7,576	4,680	7,252
Number of ordering physicians(1)	984	1,059	1,155	1,222	810	1,175
Number of ordering hospitals(2)	249	265	281	304	232	284

(1)	Represents physicians who on average order at least one test from us every month during a relevant period in the central laboratory channel.
(2)	Represents hospitals whose residing physicians who on average order at least one test from us every month during a relevant period in the central laboratory channel.

	As of
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020
In-hospital Channel:
Pipeline partner hospitals(1)	17	20	21	21	23	23
Contracted partner hospitals(2)	14	15	19	19	21	24
Total number of partner hospitals	31	35	40	40	44	47

(1)	Refers to hospitals that are in the process of establishing in-hospital laboratories, laboratory equipment procurement or installation, staff training or pilot testing using the Company’s products.
(2)

Refers to hospitals that have entered into contracts to purchase the Company’s products for use on a recurring basis in their respective in-hospital laboratories the Company helped them establish. Kit revenue is generated from contracted hospitals.

Selected Financial Data

	For three months ended
Revenues	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020
	(RMB in thousands)
Central laboratory channel	72,807	63,394	69,304	70,749	46,141	74,607
In-hospital channel	26,557	16,329	30,704	14,088	17,123	27,588
Pharma research and development channel	5,101	5,090	3,716	3,838	4,065	4,776

Total revenues	104,465	84,813	103,724	88,675	67,329	106,971

	For three months ended
Gross profit	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020
	(RMB in thousands)
Central laboratory channel	54,910	46,122	50,113	51,420	32,434	56,556
In-hospital channel	19,870	12,571	25,412	319	10,126	19,269
Pharma research and development channel	3,332	3,366	2,662	3,237	2,224	2,573

Total gross profit	78,112	62,059	78,187	54,976	44,784	78,398

Burning Rock Biotech Limited

Unaudited Condensed Statements of Comprehensive Loss

(in thousands, except for share and per share data)

	For the three months ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	June 30, 2020
	RMB	RMB	RMB	RMB	RMB	RMB	US$
Revenues	104,465	84,813	103,724	88,675	67,329	106,971	15,141

Cost of revenues	(26,353)	(22,754)	(25,537)	(33,699)	(22,545)	(28,573)	(4,044)

Gross profit	78,112	62,059	78,187	54,976	44,784	78,398	11,097

Operating expenses:
Research and development expenses	(31,427)	(34,992)	(38,278)	(52,238)	(40,016)	(71,176)	(10,074)
Selling and marketing expenses	(26,690)	(34,929)	(42,606)	(49,109)	(29,815)	(37,992)	(5,377)
General and administrative expenses	(31,565)	(20,614)	(30,866)	(49,112)	(34,295)	(42,272)	(5,983)

Total operating expenses	(89,682)	(90,535)	(111,750)	(150,459)	(104,126)	(151,440)	(21,434)

Loss from operations	(11,570)	(28,476)	(33,563)	(95,483)	(59,342)	(73,042)	(10,337)

Interest income	128	3,806	3,686	3,541	3,985	44	6
Interest expense	(4,210)	(1,826)	(1,650)	(1,303)	(1,178)	1,939	274
Other (expense) income, net	(176)	(329)	(37)	(341)	(151)	122	17
Foreign exchange (loss) gain, net	(101)	1,142	800	(355)	611	(118)	(17)
Change in fair value of warrant liability	64	(347)	(1,403)	(1,153)	3,503	—	—

Loss before income tax	(15,865)	(26,030)	(32,167)	(95,094)	(52,572)	(71,055)	(10,057)

Income tax expenses	—	—	—	—	—	—

Net loss	(15,865)	(26,030)	(32,167)	(95,094)	(52,572)	(71,055)	(10,057)

Net loss attributable to Burning Rock Biotech Limited’s shareholders	(15,865)	(26,030)	(32,167)	(95,094)	(52,572)	(71,055)	(10,057)
Accretion of convertible preferred shares	(50,296)	(41,770)	(33,772)	(39,173)	(26,288)	(38,400)	(5,435)

Net loss attributable to ordinary shareholders	(66,161)	(67,800)	(65,939)	(134,267)	(78,860)	(109,455)	(15,492)

Loss per share: Basic and diluted	(2.86)	(2.93)	(2.85)	(5.49)	(3.15)	(2.68)	(0.38)
Weighted average shares outstanding used in loss per share computation:
Basic and diluted	23,167,232	23,167,232	23,167,232	24,437,444	25,031,575	40,786,167	40,786,167
Other comprehensive (loss) income, net of tax of nil
Foreign currency translation adjustments	(278)	(14,288)	45,317	(6,647)	11,422	(2,336)	(331)

Total comprehensive loss	(16,143)	(40,318)	13,150	(101,741)	(41,150)	(73,391)	(10,388)

Total comprehensive loss attributable to Burning Rock Biotech Limited’s shareholders	(16,143)	(40,318)	13,150	(101,741)	(41,150)	(73,391)	(10,388)

	For the six months ended
	June 30, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	US$
Revenues	189,278	174,300	24,670

Cost of revenues	(49,107)	(51,118)	(7,235)

Gross profit	140,171	123,182	17,435

Operating expenses:
Research and development expenses	(66,419)	(111,192)	(15,738)
Selling and marketing expenses	(61,619)	(67,807)	(9,597)
General and administrative expenses	(52,179)	(76,567)	(10,837)

Total operating expenses	(180,217)	(255,566)	(36,172)

Loss from operations	(40,046)	(132,384)	(18,737)

Interest income	3,934	4,029	570
Interest expense	(6,036)	761	108
Other expense, net	(505)	(29)	(4)
Foreign exchange gain, net	1,041	493	70
Change in fair value of warrant liability	(283)	3,503	496

Loss before income tax	(41,895)	(123,627)	(17,497)

Income tax expenses	—	—	—

Net loss	(41,895)	(123,627)	(17,497)

Net loss attributable to Burning Rock Biotech Limited’s shareholders	(41,895)	(123,627)	(17,497)
Accretion of convertible preferred shares	(92,066)	(64,688)	(9,156)

Net loss attributable to ordinary shareholders	(133,961)	(188,315)	(26,653)

Loss per share: Basic and diluted	(5.78)	(5.73)	(0.81)
Weighted average shares outstanding used in loss per share computation:
Basic and diluted	23,167,232	32,865,350	32,865,350

Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustments	(14,566)	9,086	1,286

Total comprehensive loss	(56,461)	(114,541)	(16,211)

Total comprehensive loss attributable to Burning Rock Biotech Limited’s shareholders	(56,461)	(114,541)	(16,211)

Burning Rock Biotech Limited

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	As of December 31, 2019	As of June 30, 2020
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	94,235	2,565,973	363,190
Restricted cash	4,009	263	37
Short-term investment	313,988	—	—
Accounts receivable	88,822	83,120	11,765
Contract assets	909	18,076	2,558
Amounts due from related parties	74,368	—	—
Inventories	58,116	67,375	9,536
Prepayments and other current assets	72,340	58,633	8,301

Total current assets	706,787	2,793,440	395,387

Non-current assets:
Equity method investment	1,790	1,764	250
Long-term investment	38,369	38,937	5,511
Property and equipment, net	89,314	90,711	12,839
Intangible assets, net	343	239	34
Other non-current assets	10,954	16,536	2,341

Total non-current assets	140,770	148,187	20,975

TOTAL ASSETS	847,557	2,941,627	416,362

Burning Rock Biotech Limited

Unaudited Condensed Consolidated Balance Sheets (Continued)

(in thousands)

	As of December 31, 2019	As of June 30, 2020	As of June 30, 2020
	RMB	RMB	US$
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable	12,348	26,741	3,785
Deferred revenue	49,539	57,643	8,159
Capital lease obligations, current	4,893	5,157	730
Accrued liabilities and other current liabilities	54,059	102,603	14,523
Customer deposits	4,104	15,631	2,212
Short-term borrowing	2,370	2,370	335
Current portion of long-term borrowings	37,129	14,035	1,987

Total current liabilities	164,442	224,180	31,731

Non-current liabilities:
Deferred government grants	991	263	37
Capital lease obligations	4,816	2,169	307
Long-term borrowings	18,266	32,178	4,555
Warrant liability	23,503	—	—
Total non-current liabilities	47,576	34,610	4,899

TOTAL LIABILITIES	212,018	258,790	36,630

Mezzanine equity:
Series A convertible preferred shares	186,991	—	—
Series B convertible preferred shares	466,983	—	—
Series C convertible preferred shares	873,059	—	—
Total mezzanine equity	1,527,033	—	—

Shareholders’ (deficit) equity:
Ordinary shares	31	—	—
Class A ordinary shares	—	114	17
Class B ordinary shares	—	21	3
Additional paid-in capital	45,640	3,798,869	537,695
Accumulated deficits	(946,464)	(1,134,552)	(160,585)
Accumulated other comprehensive income	9,299	18,385	2,602

Total shareholders’ (deficit) equity	(891,494)	2,682,837	379,732

TOTAL LIABILITIES, MEZZANIE EQUITY AND SHAREHOLDERS’ (DEFICIT) EQUITY	847,557	2,941,627	416,362

Burning Rock Biotech Limited

Unaudited Condensed Statements of Cash Flow

(in thousands)

	For the three months ended June 30,
	2019	2020
	RMB	RMB	US$
Net cash (used in) generated from operating activities	(54,992)	61,124	8,652
Net cash (used in) generated from investing activities	(168,462)	296,102	41,910
Net cash generated from financing activities	3,075	1,845,953	261,278
Effect of exchange rate on cash, cash equivalents and restricted cash	(1,748)	(1,487)	(211)

Net (decrease) increase cash, cash equivalents and restricted cash	(222,127)	2,201,692	311,629

Cash, cash equivalents and restricted cash at the beginning of period	407,867	364,544	51,598

Cash, cash equivalents and restricted cash at the end of period	185,740	2,566,236	363,227